UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 15, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group (IPG®) Enters Strategic Partnership Through Capstone®

IPG® announces investment intended to enhance its global market-competitiveness in woven products

MONTREAL, QUEBEC; SARASOTA, FLORIDA and DELHI, INDIA, June 15, 2017 – Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or “the Company”), today announced an agreement to acquire a majority stake in Capstone Polyweave Private Limited (d/b/a “Capstone”), a newly-formed enterprise in India, which is expected to lead to a greenfield investment by Capstone. The principal purpose of the Capstone partnership will be to provide IPG with a globally-competitive supply of certain woven products in order to better service and grow IPG’s woven products business. IPG will be partnering with the current shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (d/b/a “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. All amounts in this press release are denominated in US dollars unless otherwise indicated.

IPG has agreed to ultimately acquire a minimum of a 55% interest in Capstone for a cash consideration of approximately $13 million, which will be financed with funds from IPG’s revolving credit facility. In order to ultimately acquire a maximum of a 45% interest in Capstone, the current shareholders of both Airtrax and Capstone have agreed to arrange a contribution in kind of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The payments from IPG will be made in several tranches over a period of approximately six to twelve months, with the net asset contribution to be made at the end of that same period. Airtrax’s unaudited revenues for the twelve months ended March 31, 2017 were approximately $11 million. The completion of this transaction is subject to certain customary conditions for transactions of this nature.

The majority of the cash consideration of approximately $13 million is intended to be used by Capstone to partially finance the construction of a greenfield manufacturing facility which is expected to cost approximately $30 million. The remaining balance is expected to be financed utilizing debt. The purpose of this greenfield manufacturing facility will be to create new capacity in Capstone in order to produce woven products primarily for IPG’s global distribution. The construction of the greenfield facility is planned to begin in 2017 with commercial operations expected to commence in the first half of 2019. IPG expects an after-tax internal rate of return in excess of IPG’s after-tax hurdle rate of 15% on this greenfield project.

“IPG’s investment in Capstone and the greenfield project should reinforce our strategic position in woven products through vertical integration. We expect to achieve attractive synergies both in terms of higher profitability on our current woven products sales volume as well as additional revenue opportunities as a result of our improved position in the woven products market,” said Greg Yull, IPG’s President and CEO. “This investment should also further IPG’s continued progress toward becoming a globally-competitive manufacturer of woven products through developing and leveraging high-quality technologies and processes,” concluded Mr. Yull.

About Capstone

Capstone Polyweave Private Limited was incorporated in 2017 as a private limited company under the provisions of the 2013 Companies Act in India. The Capstone greenfield manufacturing facility is expected to be located in Karoli, India.

About Airtrax

Airtrax Polymers Private Limited is a private limited company under the provisions of the 2013 Companies Act in India and was incorporated in Delhi in 1999. Airtrax has a single manufacturing facility with approximately 200 employees, and manufactures and sells woven products primarily to the domestic market in India that are used in various applications, including in the building and construction industry.

About IPG

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 17 locations, including 11 manufacturing facilities in North America and one in each of Europe and Asia. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the closing of the acquisition; the future greenfield manufacturing facility of Capstone, including the expected cost, financing, timing for operations, products to be manufactured and after-tax rate of return; the intended manufacturing and export activities of Capstone once fully operational, including Capstone’s principal purpose; the amount, source of funds, timing and form of investments in Capstone by IPG and

Capstone’s founding shareholders; the ownership amounts in Capstone of IPG and Capstone’s founding shareholders; the reinforcement of the Company’s strategic position in woven fabrics through its investment in Capstone; and this investment furthering the Company’s continued progress toward becoming a globally-competitive manufacturer of woven fabrics through developing and leveraging high-quality technologies and processes; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the post-closing performance of Capstone; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Maison Brison Communications

Pierre Boucher

514-731-0000